Exhibit 99.1

FOR IMMEDIATE RELEASE

Yatra Online Enters Into Mutual Confidentiality Agreement With Ebix

to Further Consider Ebix’s Proposal

GURUGRAM, India and NEW YORK, March 15, 2019 — Yatra Online, Inc. (“Yatra”) (NASDAQ: YTRA), India’s leading corporate travel services provider and one of India’s leading online travel agencies, today announced that it has entered into a mutual confidentiality agreement with Ebix Inc. (NASDAQ: EBIX) so that the parties can commence due diligence and Yatra can further review and consider Ebix’s proposal made on March 11, 2019 to acquire all of the outstanding stock of Yatra.

As previously announced, consistent with its fiduciary duties and in consultation with its independent legal and financial advisors, the Yatra Board of Directors is reviewing and considering Ebix’s proposal to determine the course of action that it believes is in the best interest of the Company and all of its shareholders.

Yatra Online noted that there can be no assurance that a transaction will result from this process. Company shareholders do not need to take any action at this time.

Citigroup Global Markets Inc. is acting as financial advisor to Yatra and Goodwin Procter LLP is acting as legal counsel.

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, uncertainties regarding future actions that may be taken by Ebix in connection with its proposal, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc and Yatra Online Pvt. Ltd.

Yatra Online, Inc is the parent company of Yatra Online Pvt. Ltd., which is based in Gurugram, India and is India’s leading Corporate Travel services provider with over 800 Corporate customers and one of India’s leading online travel companies and operates the website Yatra.com. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 100,000 hotels in India and over 1,000,000 hotels around the world.

Customers can access Yatra in multiple ways: through a user-friendly website, mobile applications and mobile optimized site, a multi-lingual call-center.

Launched in August 2006, Yatra was ranked the Most Trusted E-Commerce Travel Brand in India in the Economic Times Brand Equity Survey 2016 for the second successive year, and has won the National Tourism Award for ‘Best Domestic Tour Operator (Rest of India)’ at the India Tourism Awards held in September 2017 for the third time in a row.

For further information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

ir@yatra.com